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FORM X-17A-5
PART III

SEC FILE NUMBER
8-36558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 AND ENDING 06/30/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SATURNA BROKERAGE SERVICES**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 NORTH STATE STREET

(No. and Street)

BELLINGHAM	WA	98225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KALEN HANNA (360) 734-9900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP

(Name – *if individual, state last, first, middle name*)

2219 RIMLAND DRIVE, STE 215	BELLINGHAM	WA	98226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KALEN HANNA _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES _____ , as of AUGUST 25 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
K. H.
Signature

CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Registered Public Accounting Firm
and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of
Saturna Capital Corporation)

June 30, 2021 and 2020

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Contents

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc., (the Company) as of June 30, 2021 and 2020, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Bellingham, Washington
August 25, 2021

We have served as the Company's auditor since 2013.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Financial Condition

ASSETS

	June 30, 2021	June 30, 2020
Cash and cash equivalents	$ 1,193,905	$ 901,333
Investment securities, at fair value	1,736,531	1,644,613
Receivable from affiliated companies	1,260,164	1,011,437
Deposit with clearing organization	100,000	100,000
Prepaid expenses	24,324	31,572
Deferred tax asset	35,702	27,588
TOTAL ASSETS	$ 4,350,626	$ 3,716,543

LIABILITIES AND SHAREHOLDER'S EQUITY

	2021	2020
LIABILITIES		
Mutual fund distribution fees payable	$ 1,264,423	$ 990,439
Accounts payable and accrued expenses	53,053	48,011
Deferred tax liability	51,281	39,020
Payable to affiliated companies	119,256	97,026
Total liabilities	1,488,013	1,174,496
SHAREHOLDER'S EQUITY		
Common stock, $10 par value, 200,000 shares authorized; issued and outstanding 130,000 and 115,000 at June 30, 2021 and 2020	1,300,000	1,150,000
Additional paid-in capital	11,319,716	9,969,716
Accumulated deficit	(9,757,103)	(8,577,669)
Total shareholder's equity	2,862,613	2,542,047
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,350,626	$ 3,716,543

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Operations

| | | Years ended June 30, | | |
		2021		2020
REVENUES				
Mutual fund distribution fees	$	6,148,667	$	5,465,741
Brokerage commission fees		99,936		61,333
Investment income		91,927		86,815
Other income		5,054		16,708
Total		6,345,584		5,630,597
EXPENSES				
Mutual fund distribution fees		6,148,667		5,465,741
Compensation expense		1,096,134		1,085,139
Brokerage clearing and trading		282,925		210,235
General and administrative		142,810		96,079
State and city taxes		58,511		42,833
Market data and information services		51,529		19,027
Professional services		32,500		33,500
Occupancy expenses		21,145		27,571
Total		7,834,221		6,980,125
LOSS BEFORE INCOME TAXES		(1,488,637)		(1,349,528)
Current income tax benefit		313,350		298,017
Deferred income tax expense		(4,147)		(14,234)
NET LOSS	$	(1,179,434)	$	(1,065,745)

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares out	Amount			
BALANCE, June 30, 2019	107,500	$ 1,075,000	$ 9,294,716	$ (7,511,924)	$ 2,857,792
Common stock issuance	7,500	75,000	675,000	-	750,000
Net loss	-	-	-	(1,065,745)	(1,065,745)
BALANCE, June 30, 2020	115,000	$ 1,150,000	$ 9,969,716	$ (8,577,669)	$ 2,542,047
Common stock issuance	15,000	150,000	1,350,000	-	1,500,000
Net loss	-	-	-	(1,179,434)	(1,179,434)
BALANCE, June 30, 2021	130,000	$ 1,300,000	$ 11,319,716	$ (9,757,103)	$ 2,862,613

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Cash Flows

	Years ended June 30,	
	2021	2020
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$ (1,179,434)	$ (1,065,745)
Adjustment to reconcile net loss to net cash used in operating activities		
Reinvestment of dividend income	(37,545)	(45,886)
Unrealized gains on marketable securities	(54,373)	(40,929)
Deferred income tax expense	4,147	14,234
Changes in operating assets and liabilities		
Receivable from affiliates	(248,727)	3,029
Prepaid expenses	7,248	(120)
Accounts and mutual fund distribution fees payable	279,026	(56,538)
Payable to affiliates	22,230	78,021
Net cash flows used in operating activities	(1,207,428)	(1,113,934)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	1,500,000	750,000
Net cash flows from financing activities	1,500,000	750,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	292,572	(363,934)
CASH AND CASH EQUIVALENTS, beginning of year	901,333	1,265,267
CASH AND CASH EQUIVALENTS, end of year	$ 1,193,905	$ 901,333

See accompanying notes to the financial statements

Notes to Financial Statements

Note 1 – Organization

Saturna Brokerage Services, Inc. (the "Company" or "Saturna Brokerage") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna Capital").

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior-period amounts have been reclassified to conform to the current-period presentation. These reclassifications did not have a material impact on the financial statements.

Use of estimates – The preparation of the financial statements requires management to make estimates and assumptions that affect the amount of assets and liabilities reported on the balance sheet date; the disclosure of contingent assets and liabilities; and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and liquid investments with original maturities of three months or less. Saturna Brokerage maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor. At various times during the reporting period, balances in the Company bank account exceeded the federal insurance limits. The Company instituted a cash sweep service on this account, allowing balances in the account in excess of $250,000 to be covered under the FDIC insurance umbrella.

Financial instruments – The fair values of cash, investments, accounts receivable and accounts payable approximate their carrying values due to their short-term nature.

Investments in equity securities – The Company carries equity securities at fair value; changes in fair value are recorded within investment income (loss) within the Statements of Operations.

Receivables – Most of the Company's receivables relate to distribution services provided to affiliated mutual funds and amounts due from its parent company related to an expense-sharing arrangement. These receivables are subject to evaluation under a new accounting standard (see next page); based on their short-term nature, subsequent settlement, and no history of losses, the Company has not recorded a credit loss allowance related to its receivables.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Leases – The Company elected to not recognize a right-of-use asset and liability related to its lease of office facilities from a related party. The short-term lease exception applies to leases with an initial term of 12 months or less, and which contain no option to purchase the underlying asset that the lessee is reasonably certain to exercise.

Revenue recognition – Services promised in client agreements are considered performance obligations, and revenue is recognized as performance obligations are satisfied. Distribution fees are computed based on the daily net assets of the affiliated mutual funds paying such distribution fees. Brokerage commission fees and other income are accrued based on the clearing and settlement activities reported by the Company's clearing broker.

Advertising costs – The Company expenses advertising and marketing costs when incurred.

Income taxes – Saturna Brokerage is part of a consolidated federal income tax return filed by its parent company, Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if the Company filed a separate return. Management has analyzed Saturna Brokerage's position taken on federal income tax returns for all open tax years and has concluded that no adjustments are required in the Company's financial statements.

Risks and uncertainties – The COVID-19 pandemic continues to pose risks, and the Company cannot reasonably estimate how the ongoing pandemic might impact its business.

Accounting standards adopted during the period – The Company adopted Accounting Standards Update (ASU) 2016-13, *Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL)* on July 1, 2020. The standard requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on past events, current conditions, and reasonable and supportable forecasts.

The Company's receivable from its parent company is a financial asset subject to evaluation under Topic 326. The Company has evaluated the collectability of this receivable. Because of the regular monthly settlement of this receivable, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company has not recorded an allowance for credit losses, as it has never experienced a loss on this receivable. The receivable recorded as of June 30, 2021 has been subsequently collected. Receivables from providing distribution services to affiliated mutual funds are trade receivables subject to evaluation under Topic 326. At contract inception, the Company evaluates the likelihood of receiving substantially all of the consideration to which it is entitled. The Company has not recorded an allowance for credit losses due to the short-term nature of these receivables from affiliated mutual funds and no history of losses on these receivables. The receivable from affiliated mutual funds as of June 30, 2021 has been subsequently collected.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Note 3 – Net Capital Requirements

Saturna Brokerage is subject to the U.S. Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. At June 30, 2021 and 2020, Saturna Brokerage's net capital of $1,363,542 and $1,306,135 was $1,264,341 and $1,227,835 in excess of its minimum net capital required, respectively. The ratio of the Company's aggregate indebtedness to net capital was 1.0913 and 0.8992 to 1 at June 30, 2021 and 2020, respectively.

Note 4 – Investments

As of June 30, 2021 and 2020, the Company held investments with a fair value of $1.74 million and $1.64 million, and a cost basis of $1.51 million and $1.47 million, respectively. Equity investments with readily determinable fair values are classified as securities at fair value; changes in their fair value are recognized in current-period earnings.

June 30, 2021	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,511,020	225,511	-	1,736,531
Total	$ 1,511,020	$ 225,511	$ -	$ 1,736,531

June 30, 2020	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,473,475	171,138	-	1,644,613
Total	$ 1,473,475	$ 171,138	$ -	$ 1,644,613

Investment income includes dividend and interest income; capital gain distributions; realized gains or losses on the sale of securities; and unrealized gains or losses on securities at fair value. Investment income (loss) included in earnings is summarized below.

	Years ended June 30,	
	2021	2020
Change in fair value of marketable securities	$ 54,373	$ 40,929
Dividend income	28,229	32,018
Capital gain distributions	9,316	13,868
Interest income	9	-
Total	$ 91,927	$ 86,815

11

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

As defined in ASC Topic 820 *Fair Value Measurements and Disclosures,* fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy, described below, that categorizes into three levels the inputs to valuation techniques used to measure fair value. Level 1 inputs are referenced in valuing the Company's investments in affiliated mutual funds.

- Level 1 – Unadjusted, quoted prices in active markets for identical assets that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
- Level 3 – Unobservable inputs when observable inputs are not available.

Note 5 – Transactions with Affiliated Persons

Saturna Brokerage Services acts as the distributor for the four mutual funds of Amana Mutual Funds Trust under a Rule 12b-1 distribution plan. Under the plan, the Company recorded income of $6,009,432 and $5,293,648 from Amana Mutual Funds Trust in the years ended June 30, 2021 and 2020. A total of $9,916,224 and $8,619,260 was expensed with respect to distributing the Amana funds in the 2021 and 2020 fiscal periods. Of this amount, $3,906,792 and $3,325,613 was reimbursed by Saturna Capital per the two companies' expense-sharing understanding.

Saturna Brokerage Services also acts as the distributor for the nine mutual funds of Saturna Investment Trust. Under a Rule 12b-1 plan, Saturna Brokerage Services collects distribution fees from two of the funds, and for which the Company recorded income of $139,235 and $172,093 in the years ended June 30, 2021 and 2020. A total of $326,497 and $394,275 was expensed for distributing the nine funds in the respective periods, of which $187,262 and $222,182 was reimbursed by Saturna Capital. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital.

Saturna Brokerage is a wholly owned subsidiary of Saturna Capital Corporation. Due to her stock ownership, the President and Chief Executive Officer, Mrs. Jane Carten, is deemed to be the Company's controlling person. Mrs. Carten is a director of Saturna Capital, Saturna Brokerage, Saturna Trust Company, Saturna Environmental Corporation and Saturna Sdn Bhd (Malaysia), and is also president (and a trustee) of Saturna Investment Trust.

Among other customers, the Company provides brokerage execution services to private accounts and mutual funds managed by Saturna Capital. Effective January 1, 2005, Saturna Brokerage executes transactions for these managed accounts for no commission. This negatively impacts the Company, since it pays clearing and other charges for these transactions.

Saturna Brokerage shares its principal offices with Saturna Capital, and its employees are employees of Saturna Capital. The companies maintain an expense-sharing agreement for services provided by Saturna Capital personnel on behalf of Saturna Brokerage.

Saturna Brokerage operates a non-branch location within space occupied by Saturna Trust Company in Henderson, Nevada, and the Company reimburses Saturna Trust Company for costs incurred on its behalf per the terms of an expense-sharing agreement. Expenses charged to Saturna Brokerage by Saturna Capital and Saturna Trust in 2021 and 2020 were $1,134,774 and $1,106,322, respectively. These expenses related primarily to employee compensation and administrative costs.

Note 6 – Taxes

Saturna Brokerage recorded a receivable from Saturna Capital for the benefit of the negative taxable income that the Company reported during the period. For the fiscal years ended June 30, 2021 and 2020, the Company recorded a current income tax benefit of $313,350 and $298,017, respectively. Saturna Brokerage also recorded deferred tax expense of $4,147 and $14,234 in the respective periods related to accrued expenses and unrealized gains on investments.

Note 7 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued. Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were available to be issued that materially impacted the amounts or disclosures in the Company's financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Computation of Net Capital as of June 30, 2021
per Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I)

Total shareholder's equity	$	2,862,613
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		2,862,613
Deductions and/or charges:		
Non-allowable assets		(1,320,189)
Net Capital before haircuts on securities positions		1,542,424
Haircuts on securities (computed pursuant to Rule 15c3-1(f)):		
Other securities		(178,882)
Net Capital	$	1,363,542
Aggregate Indebtedness		
Total aggregate indebtedness	$	1,488,013
Total aggregate indebtedness	$	1,488,013
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	99,201
Excess Net Capital	$	1,264,341
Ratio: Aggregate Indebtedness to Net Capital		1.0913 to 1

Note: There are no material differences between the preceding computation and the company's corresponding part II of Form X-17A-5 as of June 30, 2021.


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Saturna Brokerage Services, Inc.'s Exemption Report in which:

1) Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc., claims an exemption under paragraph (k)*(2)(ii)* of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Bellingham, Washington
August 25, 2021



1300 North State Street
Bellingham
Washington 98225
www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

Saturna Brokerage Services, Inc.'s Exemption Report

Saturna Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"), this Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.1715c3-3(k) through the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.

We affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

_____
Jane Carten, President

_B.25.2021_
Date

_____
Kalen Hanna, Chief Financial Officer

_8/25/21_
Date

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **6/30/2021**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 36558   FINRA   JUN
> SATURNA BROKERAGE SERVICES INC
> ATTN KALEN HANNA
> 1300 N STATE ST
> BELLINGHAM WA 98225-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.   General Assessment (item 2e from page 2) $ __ 0 __

   B.   Less payment made with SIPC-6 filed (**exclude interest**)   (_____)

           Date Paid

   C.   Less prior overpayment applied   (_____)

   D.   Assessment balance due or (overpayment)   _____

   E.   Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F.   Total assessment balance and interest due (or overpayment carried forward) $ __ 0 __

   G.   PAYMENT: √ the box
      Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
      Total (must be same as F above) $ _____

   H.   Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Saturna Brokerage Services
(Name of Corporation, Partnership or other organization)

K H
(Authorized Signature)

Dated the 24 day of July, 20 21

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ __6,345,583__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __6,148,668__

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __242,204__

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   __54,372__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   __6,445,244__

2d. SIPC Net Operating Revenues $ __(99,661)__

2e. General Assessment @ .0015 $ __Ø__

(to page 1. line 2.A.)

2



Report of Independent Registered Public Accounting Firm

To Saturna Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Management of Saturna Brokerage Services, Inc., is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Saturna Brokerage Services, Inc., has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Saturna Brokerage Services, Inc. and SIPC in evaluating Saturna Brokerage Services, Inc.'s compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2021 noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were engaged by Saturna Brokerage Services, Inc., to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Saturna Brokerage Services, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Saturna Brokerage Services, Inc., and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Saturna Brokerage Services, Inc., and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Bellingham, Washington
August 25, 2021

STATEMENT REGARDING INDEPENDENT PUBLIC ACCOUNTANT UNDER SEA RULE 17a-5(f)(2)

FINRA is making this template available for members to comply with SEA Rule 17a-5(f)(2), as amended, which went into effect on June 1, 2014 and sets forth new requirements as to the statement members must file to identify their independent public accountant. Members must file the statement electronically with FINRA. The statement must also be filed with the SEC's Washington, DC office and the SEC's regional office in which the member's principal place of business is located.

(A)   Member Information

    a.   Name: Saturna Brokerage Services

    b.   Registration Number

        i.   FINRA CRD Number: 18437

        ii.   SEC Registration Number: 8-36558

    c.   Address: 1300 North State Street, Bellingham WA 98225

    d.   Telephone: (360) 734-9900

    e.   E-mail Contact: kmh@saturna.com

(B)   Independent Public Accountant Information[1]

    a.   Name: Moss Adams LLP

    b.   Address: 2219 Rimland Drive, Ste 215, Bellingham WA 98226

    c.   Telephone: (360) 676-1920

    d.   Contact Name: Matthew Tygert, CPA

(C)   Fiscal Year End Information

    a.   The date of the fiscal year end of the annual reports of the firm covered by the engagement:

        06/30/21

(D)   Engagement of Independent Public Accountant Information

    a.   Engagement Date: 06/21/21

    b.   The engagement (check one):

        i.   ( ) is for a single year.

        ii.   (X) is of a continuing nature.

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[1]   Pursuant to SEA Rule 17a-5(f)(2)(iv) any broker or dealer that is not required to file reports prepared by an independent public accountant must file a statement required under SEA Rule 17a-5(f)(2)(i) indicating the date as of which the unaudited reports will be prepared.

(E) Representation Regarding Independent Public Accountant

    a.   A representation that the independent public accountant engaged by the firm has undertaken the items enumerated in SEA Rule 17a-5(g)(1)[2] and (g)(2) with respect to the preparation of the reports required under SEA Rule 17a-5(d)(1)(i)(C).

        i.   (X) Financial Report as described in SEA Rule 17a-5(d)(1)(i)(A); and

        ii.   Check one:

             1.   ( ) Compliance Report as described in SEA Rule 17a-5(d)(1)(i)(B)(1); or

             2.   (X) Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

(F) Does the firm clear transactions or carry customer accounts?   Yes ( )   No (X)

    a.   If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(F):

        i.   ( ) By filing this representation, and checking the box herein, the firm agrees to allow representatives of the SEC or FINRA, if requested in writing for purposes of an examination of the firm, to review the audit documentation associated with the reports of the independent public accountant filed under SEA Rule 17a-5(d)(1)(i)(C).

    b.   If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(G):

        i.   ( ) By filing this representation, and checking the box herein, the firm agrees to allow the independent public accountant to discuss with representatives of the SEC and FINRA, if requested in writing for purposes of an examination of the firm, the findings associated with the reports of the independent public account filed under SEA Rule 17a-5(d)(1)(i)(C).

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[2] *SEA Rule 17a-5(g) (Engagement of independent public accountant) provides as follows:*

"The independent public accountant engaged by the broker or dealer to provide the reports required under paragraph (d)(1)(i)(C) of this section must, as part of the engagement, undertake the following, as applicable:

"(1) To prepare an independent public accountant's report based on an examination of the financial report required to be filed by the broker or dealer under paragraph (d)(1)(i)(A) of this section in accordance with standards of the Public Company Accounting Oversight Board; and

"(2)(i) To prepare an independent public accountant's report based on an examination of the statements required under paragraphs (d)(3)(i)(A)(2) through (5) of this section in the compliance report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(1) of this section in accordance with standards of the Public Company Accounting Oversight Board; or (ii) To prepare an independent public accountant's report based on a review of the statements required under paragraphs (d)(4)(i) through (iii) of this section in the exemption report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(2) of this section in accordance with standards of the Public Company Accounting Oversight Board."